

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

October 1, 2009

By Facsimile and U.S. Mail

Mr. Patrick M. Byrne
Chief Executive Officer
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, UT   84121

> **Re: Overstock.com, Inc.**
> **Form 10-K/A Amendment No. 1 for the Fiscal Year Ended**
> **December 31, 2008 Filed March 5, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed July 31, 2009**
> **File No. 000-49799**

Dear Mr. Byrne:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A Amendment No. 1 for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Critical Accounting Policies and Estimates, page 49

Revenue recognition, page 49

1.   Reference is made to your disclosure which indicates your actual shipping times may differ from your estimates. We also note your disclosure on page 11 that customers can track the shipping status of their packages through links you provide on your website. Consequently, it would appear you are closely monitoring the shipping and delivery status of customer packages. Please explain what effect this tracking system has had on your ability to estimate and track actual delivery times. In this regard, we assume you are using this tracking information to refine your estimates of delivery times used to calculate your deferred revenue.   Please be detailed in your response.

2.   Please explain to us any significant variances observed with regard to your actual versus estimated shipping times for the year ended December 31, 2008, and for the quarters ended March 31, 2009, and June 30, 2009.   In this regard, please summarize for us the results of your analysis including adjustments to revenue and deferred revenue, and explain to us the reasons for any material variances observed.

3.   We note you began shipping to international destinations in August 2008. Please explain to us and expand your disclosure to indicate what effect this has had on your ability to estimate shipping times and deferred revenue.

4.   Please expand your disclosure here and elsewhere such as with regards to your discussion of the reserve for returns to discuss how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future. Refer to our Release 33-8350.

Reserve for obsolete and damaged inventory, page 52

5.   Reference is made to your risk factor related to your inventory on page 22. Please explain to us and disclose how you account for inventory shrinkage. In this regard, please disclose how often you measure actual shrinkage and adjust your estimates; indicate how accurate your estimates have been in the past.

Internal-Use Software and Website Development, page 53

6.   Please disclose the underlying reasons for the significant increase in capitalized costs associated with your internal-use software and website development for the year ended December 31, 2008.

Executive Commentary, page 57

Commentary – Gross Profit and Gross Profit Percentage, page 57

7.   We read your disclosure, "In addition, during Q4 2008, we reduced Cost of Goods Sold by $1.8 million for billing recoveries from partners who were under billed earlier in the year for certain fees and charges that they were contractually obligated to pay. When the under billing was originally discovered, we determined that the recovery of such amounts was not assured, and that consequently the potential recoveries constituted a gain contingency. Accordingly, we determined that the appropriate accounting treatment for the potential recoveries was to record their benefit only when such amounts became realizable (i.e., an agreement had been reached with the partner and the partner had the wherewithal to pay). We are currently reviewing our policies and procedures surrounding partner supplier cost updates and partner billing processes to ensure that the amounts contractually negotiated are billed in a complete and timely manner. We may have further billing recoveries from our partners in the future that we will seek to recover." Please address the following:

- Summarize for us when and how the under billing issue was originally discovered and what financial periods were affected by this issue. Please be detailed in your response.

- Please explain to us the nature of the fees and charges your partners were contractually obligated to pay. Tell us if such amounts were related to reimbursements due from your fulfillment partners made in connection with the refund and credit errors.

- Citing for us the relevant GAAP literature, explain to us why this under billing error was not previously corrected in your restated December 31, 2007 Form 10-K, and your March 31, 2008, and June 30, 2008 Forms 10-Q.

- Explain to us how many fulfillment partners were under billed and the amount of under billing per fulfillment partner.   In this regard, please provide to us a list of the under billed fulfillment partners. Please ensure the list contains the names of the fulfillment partners and the amount of original under billing per partner. In your response, tell us the total amount and timing of collections to date, by fiscal quarter, from your fulfillment partners subsequent to the discovery of this issue.

- Please tell us the relevant GAAP literature supporting such under billing recoveries as a gain contingency. Further, please explain why such recoveries were not previously considered realizable and accrued with a provision for amounts estimated to be uncollectible.

- Also, tell us why your September 30, 2008 Form 10-Q did not disclose a gain contingency. Refer to paragraph 17.b of SFAS no. 5.

- Reference is made to your Supplier Agreement you provided to the Staff in your letter to us dated December 14, 2007, see section 1.11. It appears you have the ability to offset receivables and payables due from/to your fulfillment partners. In this regard, we assume this feature would strengthen your ability to realize under-billings at the point they were incurred. Accordingly, explain to us how you concluded prior recognition was not appropriate. We may have further comment.

- Reference is made to your statement, "[w]e may have further billing recoveries from our partners in the future that we will seek to recover." Please explain in detail what you mean by this statement and quantify for us any additional recoveries you may have discovered.

- Tell us why you have not been able to quantify all billing recoveries from your partners in a timely manner. Please also explain what effect this has had on your officers' conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2008. See Item 307 of Regulation S-K. We may have further comment.

8. Given the significant decrease in gross profit due to higher product and freight costs, please separately quantify the amount of the change due to higher product costs and freight costs. Please refer to our Release 33-8350.

Commentary – Contribution and Contribution Percentage, page 58

9. Please revise your disclosure to label "contribution" and "contribution percentage" non-GAAP financial measures and to provide the disclosures required by Item 10(e) of Regulation S-K. Furthermore, please ensure your disclosure contains a detailed discussion of:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

See also Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (Non-GAAP FAQ), which is available on our website – www.sec.gov.

Results of Operations, page 61

Comparison of Years Ended December 31, 2007 and 2008, page 61

Revenue, page 61

10.   Please revise to discuss the underlying reasons for the changes in revenue between periods and quantify the impact of each factor to provide your readers with better insight into the underlying reasons for the changes. For example, include in your disclosure a discussion of the impact on changes in revenues from your auction and real estate listing businesses as well as international business sales.   Refer to Item 303(a)(3) of Regulation S-K.

Gross profit and gross profit percentage, page 61

11.   Reference is made to your statement, "[g]enerally, our overall gross profit percentages fluctuate based on *several factors*, including our product mix of sales; sales volumes mix within our direct business and fulfillment partners business; changes in vendor and / or customer pricing, including competitive pricing and inventory management decisions within the direct business; warehouse management costs; customer service costs; and our discounted shipping offers. Discounted shipping offers reduce shipping revenue, and therefore reduce our gross profit percentage on retail sales." While this information is helpful, where possible, the incremental impact of each individual business reason on the overall change in gross profit should be discussed and quantified. Please revise accordingly. Please refer to Item 303(a) of Regulation S-K and our Release 33-8350.

Liquidity and Capital Resources, page 70

Current sources of liquidity, page 70

12.   Please tell us and disclose the reason for the establishment of a reserve on credit card remittances. Indicate the impact on your cash flow, that is, if chargebacks are currently charged to your account and will continue to be charged to your account or the reserve. Further, please tell us and revise the notes to your financial statements to include your accounting policy for chargebacks and accrual of related fees.

13.   We note that you have repurchased stock pursuant to a January 14, 2008 authorization from your Board of Directors. We believe that your discussion of material changes in your capital structure should not only explain what changed, but should also analyze the underlying factors behind these changes, including how these changes fit into management's overall business plan and the current economic environment. See our Release 33-8350.   Please revise your disclosure accordingly and show us what your disclosure will look like revised.

Contractual Obligations and Commitments, page 72

14.   Please tell us or revise to include other long-term liabilities on balance sheet are included in your contractual obligations table.   Refer to Item 303(a)(5) of Regulation S-K.

Non-GAAP Financial Measures, page 75

15.   You have presented a non-GAAP measure Adjusted EBITDA. It appears you are using the measure to evaluate performance. To the extent you use a non-GAAP measure to evaluate performance; you must demonstrate the usefulness of a measure that excludes recurring items such as stock-based compensation expense, and depreciation and amortization. Accordingly, please ensure your disclosure contains a detailed discussion of:

*   The material limitations associated with use of the non-GAAP financial measure and the manner in which management compensates for these limitations when using the non-GAAP financial measure.
*   The *manner* in which *management uses* the non-GAAP measure to *conduct or evaluate* its business.

Your current disclosures regarding the reasons for presenting this non-GAAP measure appear overly broad considering that companies and investors may differ as to which items warrant adjustment. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of internal-use software and website development is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. See Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (Non-GAAP FAQ), which is available on our website – www.sec.gov.

16.   Your disclosure that Adjusted EBITDA is a reasonable measure of actual cash used or cash generated by the continuing operations of your business indicates Adjusted EBITDA is also being used as a liquidity measure. As such, please revise your disclosure to include a reconciliation to the most directly comparable GAAP measure cash flows from operating activities. For additional information see our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Consolidated Balance Sheets, page F-3

17.   Reference is made to deferred revenue totaling $22.9 million and $19.0 million for the years ended December 31, 2007, and December 31, 2008, respectively. Please explain to us why deferred revenue decreased as of December 31, 2008 given your apparent increase in total revenues for the year ended December 31, 2008. In this regard, please expand your discussion of results of operations to the extent, for example, your estimated delivery date was adjusted at year end based on a change in any of the factors used to determine average shipping transit times.

Consolidated Statements of Operations, page F-4

18.   We note your discussion of operating expenses on page 51. In this regard, it appears depreciation and amortization is classified within technology, and general and administrative expenses; and excluded from cost of goods sold. If depreciation expense is excluded from cost of goods sold, then please revise the description of the cost of goods sold line item to comply with SAB Topic no. 11.B. Please advise us, or revise.

19.   We note some of your direct and fulfillment partner revenue is recorded on the net basis and you also earn fees/commissions and advertising revenues. Please separately disclose service and other revenues from product revenues. Refer to Rule 5-03 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies, page F-8

Fulfillment partner revenue, page F-14

20.   We note your disclosure on page 22 that you directly purchase some of the merchandise that you sell on your website. Please tell us and disclose your accounting policy to explain how you account for merchandise you purchase from your website and the impact on the financial statements. Refer to APB 22. In addition, please include in your response to us the amount of merchandise you purchased for each period presented.

Deferred revenue, page F-15

21.   Please expand your policy for unredeemed gift cards to indicate whether or not gift cards are sold with expiration dates. Please explain to us and disclose how you determine when the likelihood of redemption becomes remote.

Reserve for returns, page F-15

22.   Please explain to us and disclose your policy for granting product returns.   Further, please explain to us how accurate your historical estimates have been with respect to estimating your sales returns, and how variances between actual and estimated returns are tracked and reviewed by management. In this regard, it appears you add several new fulfillment partners each year. Please explain to us and disclose how you estimate sales returns for products you sell on behalf of these new fulfillment partners. Lastly, reference is made to Schedule II on page F-47. Explain to us in detail and disclose the reasons for the significant decrease in amounts charged to expense and deductions for the year ended December 31, 2008 with respect to your allowance for sales returns. Please revise, or advise.

Note 11. Deferred Revenue, page F-26

23.   Please explain to us the nature of the transactions that give rise to deferred revenue from payments owed prior to product delivery and expand your significant accounting policy disclosure as appropriate.

Note 14. Commitments and Contingencies, page F-29

24.   Please expand your disclosure to give an estimate of the possible loss or range of loss or state that such an estimate cannot be made for each matter of outstanding litigation involving a loss contingency. See paragraph 10 of SFAS no. 5.

Note 23. Business Segments, page F-43

25.   Please revise to separately disclose revenues from your auctions and cars and real estate listing businesses. Refer to paragraph 37 of SFAS no. 131.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Note 2. Accounting Policies, page 8

Out of period adjustment, page 13

26.   Please provide us with your materiality analysis which includes your consideration of the guidance in SAB Topic no. 1.M supporting your conclusion that the reclassification was not material to prior years' financial statements. In addition, please tell us what consideration was given to the effectiveness of your controls and procedures.

Note 10. Redeemable Common Stock, page 19

27.   We note your disclosure that certain of your shareholders may have rescission rights with respect to their purchase of shares under your 401K Plan. Please expand your disclosure to address the materiality of the liability, if any, you believe exists as a result of the potential rescission rights. Refer to SFAS no. 5.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Gross profit and gross margin, page 32

28.   Please tell us and revise your disclosure to state the amount of the $2 million reduction to cost of cost of goods sold that was due to the refund of overbillings by a freight carrier for charges from the fourth quarter of 2008.   Further, please explain in detail why the overbilling by the freight carrier was not detected by you when you were invoiced in 2008.

* * * *

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief